                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)*

                   Under the Securities Exchange Act of 1934

                                XENOVA GROUP PLC
                                ----------------
                                (Name of Issuer)

                          ORDINARY SHARES OF 10p EACH
                          ---------------------------
                         (Title of Class of Securities)

                                   984111104
                                   ---------
                                 (CUSIP Number)

                               DR. ANDREAS BREMER
                     GRAFENAUWEG 4, 6301 ZUG CH/SWITZERLAND
                               011-41-41-724-5959
                               ------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Copy to:
                            Daniel L. Goelzer, Esq.
                                Baker & McKenzie
                          815 Connecticut Avenue, N.W.
                             Washington, D.C. 20006

                                 MARCH 11, 1997
                                 --------------
                         (Date of Event which Requires
                           Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


                               Page 1 of 5 Pages

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 2 of 5 Pages

CUSIP No. 984111104

-------------------------------------------------------------------------------
(1)  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     BB Biotech AG
     Biotech Target, S.A.

-------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member                            (a) [ ]
     of a Group  (See Instructions)                                   (b) [X]

-------------------------------------------------------------------------------
(3)  SEC Use Only


-------------------------------------------------------------------------------
(4)  Source of Funds  (See Instructions)

                                      WC
-------------------------------------------------------------------------------
(5)  Check Box if Disclosure of Legal Proceedings                          [ ]
     is Required Pursuant to Item 2(d) or 2(e)

-------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization


     BB Biotech AG -- Switzerland

     Biotech Target, S.A. -- Panama

-------------------------------------------------------------------------------
Number of Shares             (7)  Sole Voting Power:
Beneficially Owned                0 by BB Biotech AG
by Each Reporting            ---------------------------------
Person With                  (8)  Shared Voting Power
                                  100,000 (See Item 5)
                             ---------------------------------
                             (9)  Sole Dispositive Power
                                  0 by BB Biotech AG
                             ---------------------------------
                             (10) Shared Dispositive Power
                                  100,000(See Item 5)
                             ---------------------------------

-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                          100,000 shares (See Item 5)

-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11)                         [ ]
     Excludes Certain Shares  (See Instructions)

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

                                     0.79%

-------------------------------------------------------------------------------
(14) Type of Reporting Person  (See Instructions)

     BB Biotech AG  -- HC, CO
     Biotech Target, S.A. -- CO
-------------------------------------------------------------------------------


                               Page 3 of 5 Pages

                                  SCHEDULE 13D

         This Amendment No. 1 reflects open market sales of 1,150,000 ordinary shares, 10p each ("Ordinary Shares"), of Xenova Group PLC ("Xenova") by Biotech Target S.A., a Panamanian corporation ("Biotech Target") and wholly owned subsidiary of BB Biotech AG, a Swiss corporation ("BB Biotech") during the period of March 6, 1997 through April 15, 1997. As of March 19, 1997, Biotech Target and BB Biotech ceased to have beneficial ownership of more than 5 percent of the outstanding ordinary shares of Xenova.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         ITEMS 5(a), (b), (c) AND (e) ARE AMENDED IN THEIR ENTIRETY TO READ AS
FOLLOWS:

         (a) As of October 26, 1995, Biotech Target held 1,000,000 shares, or approximately 8.8 percent, of Xenova's outstanding ordinary shares. Since that time, Biotech Target has sold shares in the open market to reduce its holdings to 100,000 shares, or approximately 0.79 percent of the outstanding ordinary shares of Xenova, as reported in Xenova's Form 20-F for the period ending December 31, 1995. As a result of its ownership of Biotech Target, BB Biotech may be deemed to be the indirect beneficial owner of the Xenova ordinary shares held directly in the aggregate by Biotech Target as of April 11, 1997, which represents approximately 0.79 percent of the outstanding Xenova ordinary shares. No Xenova ordinary shares are directly owned by BB Biotech. To the best knowledge of BB Biotech and Biotech Target, no director or executive officer of BB Biotech or Biotech Target owns any Xenova ordinary shares.

         (b) The number of ordinary shares of Xenova to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition is set forth in the cover pages and such information is incorporated herein by reference. BB Biotech, through its ownership of Biotech Target, may be deemed to beneficially own the ordinary shares of Xenova within the meaning of Regulation 13D under the Exchange Act, and may be deemed to share with Biotech Target the power to vote or direct the vote of and the power to dispose of or direct the disposition of the aggregate 100,000 ordinary shares of Xenova directly held by Biotech Target. BB Biotech hereby expressly declares that the filing of this statement shall not be construed as an admission that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of the Xenova ordinary shares held by Biotech Target.

         (c) A summary of transactions in Xenova ordinary shares effected by Biotech Target during the past sixty days is attached

                               Page 4 of 5 Pages
hereto as Exhibit A and such information is incorporated herein by reference.

         (e) As of March 19, 1997, BB Biotech and Biotech Target ceased to have beneficial ownership of more than 5 percent of Xenova's outstanding ordinary shares.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            BB BIOTECH AG


Date: April 18, 1997                        By:/s/ Hans-Joerg Graf*
                                               --------------------
                                            Name: Hans-Joerg Graf



Date: April 18, 1997                        By:/s/ Dr. Victor Bischoff*
                                               ------------------------
                                            Name: Dr. Victor Bischoff


                                            BIOTECH TARGET, S.A.


Date: April 18, 1997                        By:/s/ Dr. Andreas Bremer
                                               ----------------------
                                            Name: Dr. Andreas Bremer



Date: April 18, 1997                        By:/s/ Dr. Anders Hove
                                               -------------------
                                            Name: Dr. Anders Hove


----------------

* See power of attorney, attached as an exhibit 99.E to the Schedule 13D relating to Biogen, Inc. filed with the Securities and Exchange Commission on June 2, 1994, which exhibit is incorporated by reference herein.


                               Page 5 of 5 Pages

                                                                      Exhibit A

         EXHIBIT A IS HEREBY AMENDED TO ADD THE FOLLOWING SUMMARY OF TRANSACTIONS IN XENOVA ORDINARY SHARES EFFECTED BY BIOTECH TARGET
IN THE LAST 60 DAYS.



--------------------------------------------------------------------------------------------
 DATE         TYPE OF TRANSACTION AND     SALE PRICE      BENEFICIALLY     PERCENT OF
                  NUMBER OF SHARES         OF SHARES      OWNED SHARES     OUTSTANDING
                                           PER SHARE                          OWNED
--------------------------------------------------------------------------------------------
3/6/97        Sale of 250,000 shares          5.04        1,000,000           7.96
--------------------------------------------------------------------------------------------
3/11/97       Sale of 125,000 shares          5.02          875,000           6.96
--------------------------------------------------------------------------------------------
3/13/97       Sale of 60,000 shares           5.12          815,000           6.49
--------------------------------------------------------------------------------------------
3/14/97       Sale of 50,000 shares           5.12          765,000           6.09
--------------------------------------------------------------------------------------------
3/17/97       Sale of 60,000 shares           5.02          705,000           5.61
--------------------------------------------------------------------------------------------
3/19/97       Sale of 100,000 shares          5.12          605,000           4.81
--------------------------------------------------------------------------------------------
3/21/97       Sale of 120,000 shares          5.12          485,000           3.86
--------------------------------------------------------------------------------------------
3/25/97       Sale of 40,000 shares           5.70          445,000           3.54
--------------------------------------------------------------------------------------------
3/26/97       Sale of 25,000 shares           5.62          420,000           3.34
--------------------------------------------------------------------------------------------
3/27/97       Sale of 60,000 shares           5.62          360,000           2.86
--------------------------------------------------------------------------------------------
3/31/97       Sale of 10,000 shares           5.50          350,000           2.79
--------------------------------------------------------------------------------------------
4/2/97        Sale of 150,000 shares          5.78          200,000           1.59
--------------------------------------------------------------------------------------------
4/7/97        Sale of 20,000 shares           5.75          180,000           1.43
--------------------------------------------------------------------------------------------
4/8/97        Sale of 10,000 shares           5.75          170,000           1.35
--------------------------------------------------------------------------------------------
4/11/97       Sale of 10,000 shares           5.75          160,000           1.27
--------------------------------------------------------------------------------------------
4/15/97       Sale of 60,000 shares           5.62          100,000           0.79
============================================================================================